Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

2nd May 2006

Office of International Corporate Finan[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:03 02-May-06
Number	2871C

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 35,273,613 shares.

5) Number of shares/amount of stock acquired:
400,000

6) Percentage of issued class:
0.136

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
27/4/06

11) Date company informed:
Faxed letter dated 28/04/06 received 2/05/06

12) Total holding following this notification:
35,273,613 shares

13) Total percentage holding of issued class following this notification:
12.024%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
2nd May 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 20,708,012 shares.

5) Number of shares/amount of stock acquired:
798,834

6) Percentage of issued class:
0.272

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
28/4/06

11) Date company informed:
Faxed letter dated 1/5/06 received 2/5/06.

12) Total holding following this notification:
20,708,012 shares

13) Total percentage holding of issued class following this notification:
7.059%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
2nd May 2006

END

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